

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-Mail
Bryant Kirkland
Chief Financial Officer
Multi Soft II, Inc.
100 S.E. Second Street, Suite 3200
Miami, Florida 33131

> **Re: Multi Soft II, Inc.**
> **Registration Statement on Form 10**
> **Filed June 18, 2012**
> **File No. 000-15976**

Dear Mr. Kirkland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   We note the existence of other blank check companies—for example, Multi Solutions II, Inc.—with which your directors and officers are affiliated. Please disclose the names of each of these blank check companies. Please also describe how conflicts of interest between these companies, including the manner in which your directors and officers will determine to which company to present business opportunities, will be resolved.

Risk Factors, page 7

3.   Please add a risk factor disclosing that, as a blank check company, any offering by you must comply with Rule 419 of the Securities Act and explaining the impact of the application of Rule 419 to an offering.

Our Directors Have the Right, page 9

4.   We note your statement that the "issuance of preferred stock would adversely affect the rights of the holders of common stock." Please revise to explain how and why this is the case.

Security Ownership of Certain Beneficial Owners and Management, page 18

5.   In the table on page 18, you indicate that Messrs. Lampen, Kirkland and Frome own in the aggregate 65.9% of your outstanding stock. Please tell us why this is the case.

Directors, Executive Officers, page 19

Involvement in Certain Legal Proceedings, page 20

6.   We note your disclosure that certain legal events have not occurred during the past five years. Please expand this disclosure to include the past ten years. Please see Item 401(f) of Regulation S-K.

Market Price of and Dividends on…, page 22

Market Information, page 22

2.   We note that you and the company Multi Solutions II both claim in your registration statements that your stock was quoted on the OTC Bulletin Board under the symbol MULT.PK. This disclosure appears to imply that you and Multi Solutions II were at one time a single entity. However, we note your disclosure in the first paragraph on page 1 of your registration statement that Multi Soft II was a subsidiary of Multi Solutions II. Please revise your disclosure here and, as needed, throughout your registration statement to clarify your relationship with Multi Solutions II at the time that either of your stock was quoted on the OTC Bulletin Board and to clarify whose stock was quoted on the OTC Bulletin Board.

Recent Sales of Unregistered Securities, page 22

7.   We note that you have not provided disclosure pursuant to Item 701 of Regulation S-K; however, it appears that you issued common stock to Vector Group Ltd. in the past three years upon its conversion of debentures, and that you issued common stock in connection with your 2011 merger. Please advise or revise.

Changes in and Disagreements with Accountants…, page 24

8.   We note your disclosure in the fifth paragraph on page 1 that Moore & Associates resigned on August 7, 2009. As such, it appears that you should provide the disclosures required by Item 304 of Regulation S-K in regard to the resignation of Moore & Associates. Please provide the disclosures required by Item 304 of Regulation S-K or tell us why such disclosures are not applicable. In any event, please disclose whether the decision to engage Marcum, LLP was recommended or approved by any audit or similar committee, or the board of directors, if you have no such committee. Refer to paragraph (a)(iii) of Item 304 of Regulation S-K.

Financial Statements and Exhibits, page 25

General

9.   We note that you did not provide cumulative amounts from inception of the development
        stage in the statements of operations and cash flows and other disclosures required by
        development stage entities. Please tell us why the disclosures required by ASC 915 are
        not applicable to your facts and circumstances or provide the cumulative amounts and
        other disclosures required by ASC 915.

Exhibits, page 25

10.   Please file as an exhibit the articles of merger described in the registration statement. See
        Item 601(b)(2) of Regulation S-K.

Note 1. Summary of Significant Accounting Policies and Organization, page F-6

(D) Loss Per Share, page F-6

11.   It appears that certain disclosure is omitted from the last sentence. Please revise or
        advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ●   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ●   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Tatanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Claire Menard